June 13, 2006
Via Facsimile and courier
John P. Nolan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.
20549

Re:	The Bank of Nova Scotia
Form 40-F for the period ended October 31, 2005
File No. 001-31316
Dear Mr. Nolan:
This letter is in response to your comment letter dated May 18, 2006 to Mr. Richard E. Waugh in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the period ended October 31, 2005.
For your convenience, we have reproduced your comments along with your numbering system and included our comments below.
Form 40-F
Exhibit 99.9, Certifications
1.	We note your certifications are not stated exactly as set forth under Item 601(b)(31) of Regulation S-K. Please revise your certification(s) in your next periodic filing to comply with all requirements under Item 601(b)(31) including removing the title of the certifying individual from the first line of the certification.
We will revise our certifications in our next periodic filing. The certifications will be exactly as set out in the Form 40-F.
Annual Report
Notes to the Consolidated Financial Statements
Note 25. Reconciliation of Canadian and United States GAAP
(d) Derivative Instruments and Hedge Activities page 129
2.	We note your disclosures regarding the quantification of the ineffective portion of designated hedges per US GAAP which you provided for the latest three years ended. In order for us to more fully understand the nature and type of items which are included in aggregate adjustment (d) in your income statement, please provide the following in your response letter:
•	The type of adjustments giving effect to SFAS No. 133 and related US GAAP derivatives guidance and their relevant amounts for the three years presented which should reconcile in total to your aggregate adjustment (d) in your income statement;

•	A textual discussion as to what led to these particular adjustments and the specific US GAAP literature you followed in determining the nature of, amount and timing of these adjustments; and

•	Any other unique adjustments you have included in the aggregate total, the relevant amount(s) and the basis for inclusion.
Background – Derivatives and Hedging
The Bank transacts derivatives for trading and asset/liability management purposes. Derivative instruments designated as “asset/liability management” (ALM) (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. The derivatives disclosed in note 23 of the Bank’s consolidated financial statements as used in the ALM process include those that, under Canadian GAAP, qualify for hedge accounting, as well as those that do not qualify for hedge accounting. In 2003, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 (AcG-13), which was effective for the Bank commencing in fiscal 2004. This Canadian GAAP guidance specifies criteria for identifying, designating, documenting and assessing the effectiveness of hedging relationships, which are similar to SFAS 133, for the purpose of applying hedge accounting.
Prior to fiscal 2004 and the implementation of AcG-13, US GAAP, as it relates to identification, designation, documentation and assessment conditions, was significantly different than the then-existing Canadian GAAP, resulting in larger US vs. Canadian GAAP differences in those prior years.
In fiscal 2004 and subsequently, notwithstanding the adoption of AcG-13, there remain Canadian and US GAAP differences relating to the application of hedge accounting to a qualifying hedging relationship, including:
▪	AcG-13 does not deal with the recognition and measurement of derivatives. As indicated in Note 25(d) to the 2005 consolidated financial statements, under Canadian GAAP the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting.
▪	Under Canadian GAAP, as specified in EIC-117 FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, Abstract of Issue Discussed, it is not acceptable to adjust the carrying amount of the hedged item in a fair value hedging relationship for the change in its fair value attributed to the hedged risk, as is required by SFAS 133.
▪	Similarly, it is not acceptable under Canadian GAAP to report in other comprehensive income the effective portion of the changes in the fair value of a derivative instrument designated as a cash flow hedge as is required by the cash flow hedging requirements of SFAS 133.
▪	The amount of any ineffectiveness in a highly effective hedging relationship is not recorded as it arises.
▪	Except for the limited circumstances described in AcG-17, Equity-Linked Deposit Contracts, it generally is not acceptable under Canadian GAAP to separate a derivative instrument (the “embedded derivative”) embedded in another type of contract (the “host contract”) from the host contract and account for the embedded derivative at fair value as prescribed by SFAS 133.
Fiscal 2003
The US GAAP difference for fiscal 2003 arose primarily because, prior to fiscal 2004, the hedge accounting criteria under Canadian GAAP were less stringent and less formalized than AcG-13. As a result, under Canadian GAAP, most of the Bank’s asset/liability management (ALM) and net investment in foreign operations hedging activity was accorded hedge accounting treatment. However, for US GAAP purposes, only a small number of these Canadian GAAP hedges were designated by the Bank as hedging instruments and met the stringent US GAAP hedge accounting requirements.
Fiscal 2004
When the Bank implemented the new Canadian GAAP hedging criteria set out in AcG-13 in 2004, the Bank formally designated its hedging relationships as hedges and adopted related documentation and effectiveness testing procedures. Thus, the Bank was able to qualify more of its hedging relationships as hedges under US GAAP than in prior years as part of its process of designating and documenting those hedging relationships as hedges under AcG-13. This was due to the similar hedge documentation and effectiveness testing requirements between Canadian and US GAAP. Those derivatives that did not qualify for hedge accounting were fair valued through the income statement under Canadian GAAP commencing in fiscal 2004 as a result of the implementation of AcG-13 and related guidance in EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. As a result, there were fewer US GAAP differences with respect to derivatives and hedging activities in fiscal 2004 as compared to fiscal 2003.
Fiscal 2005
In fiscal 2005, the majority of hedging relationships that were designated as hedges and qualified for hedge accounting under Canadian GAAP were also designated as hedges and qualified for hedge accounting under US GAAP. Thus, there were even fewer US GAAP differences with respect to derivatives and hedging activities as compared to fiscal 2004.
Nature and amount of adjustments in Note 25 (d)
The types of adjustments giving effect to SFAS No. 133, the related US GAAP derivatives guidance and their relevant amounts for the three years presented in note 25 (d) of the 2005 consolidated financial statements are explained in tabular form in Appendix A.
3.	As a related matter, please fully explain how you determined the nature of any reconciling items with respect to your non-trading derivatives accounted for as hedges in your condensed consolidated financial statements and how you considered the accounting guidance in SFAS 133. We note you employed a variety of derivatives for ALM purposes as disclosed in Note 23. Your response should include but not be limited to the following:
a.	The types of hedges (fair value, cash flow or foreign currency);
The types of hedges are outlined in Appendix B. As outlined in this appendix, the Bank’s hedging strategies are fairly straightforward, primarily using non-complex derivatives to hedge interest rate risk and foreign currency risk. Foreign currency-denominated liabilities are used to hedge net investments in foreign operations. On a limited basis, the Bank also utilizes foreign currency forwards, interest rate futures, net purchased options and total return swaps as hedging instruments. As noted in our response to question 2, ALM derivatives used by the Bank (and disclosed in Note 23 to the consolidated financial statements) include a number of contracts that do not qualify for hedge accounting under either Canadian or US GAAP and are therefore fair valued through the income statement.
b.	How you determine that these hedging relationships met all of the criteria of paragraphs 20-21, 28-29 and 36-42 of SFAS 133 to qualify as either fair value, cash flow or foreign currency hedge(s);
Background
Upon adoption of AcG-13 in fiscal 2004, the Bank harmonized its policies and procedures with respect to designating, documenting and monitoring its hedging relationships for hedge accounting purposes under both Canadian and US GAAP. As a result, hedge qualification under US and Canadian GAAP is documented and assessed simultaneously.
Specific departments within the Bank have dedicated roles and responsibilities with respect to the hedge accounting processes. The key departments are as follows:
•	The Accounting Policies and Procedures group has overall responsibility for setting the Bank’s accounting policies and practices for hedge accounting including whether all new hedge strategies qualify for hedge accounting under both Canadian and US GAAP.

•	The Derivative Hedge Accounting Group is responsible for ensuring that appropriate documentation is prepared for all new hedging strategies and relationships and that such documentation meets all of the relevant criteria under both Canadian and US GAAP for the hedging relationship to qualify for hedge accounting. This group also performs the initial and ongoing hedge effectiveness testing for each hedging relationship.

•	The Back Office maintains the accounting books and records for both qualifying and non-qualifying hedging relationships.

•	Risk Management provides guidance when necessary on valuation issues and also ensures that the risk management objective of each hedging strategy is consistent with the Bank’s internal risk management practices.
Management has developed and maintains a system of accounting and reporting, which provides for the necessary internal controls to ensure the US GAAP adjustments are properly authorized and completely and accurately recorded. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines throughout the Bank. The system of internal control is further supported by a professional staff of internal auditors who conduct periodic audits/reviews of all aspects of the Bank’s operations, including the evaluation and testing of controls over the hedge accounting processes and over the compilation of the Bank’s US GAAP reconciliation.
Written policies and procedures were also developed for designating hedges under both Canadian and US GAAP as follows:

Documentation Requirements
Documentation is prepared for each hedging strategy and for each hedging relationship. The documentation addresses all of the requirements under Canadian and US GAAP in order for the hedging relationship to be accounted for as a hedge. The documentation includes, for example, the identification of the specific hedged item, the related hedging item, the detailed testing performed at inception to demonstrate that the hedge is expected to be highly effective, the procedures for and frequency of ongoing testing to assess that the hedge has been and will continue to be highly effective throughout its full term, and the method for measuring ineffectiveness under US GAAP. Once the full documentation is completed and reviewed, it is signed-off by the Accounting Policy and Procedures group, the Derivative Hedge Accounting Group, and Risk Management.
Risk Management Objectives
The Bank hedges a particular risk exposure only if hedging that exposure is in accordance with the Bank’s risk management objectives and strategy. The documentation includes the risk management objective for the unit proposing the strategy and the nature of the specific risks being hedged.
Hedging Strategies
The Bank’s hedging strategies are comprised of the following:
•	Fair value hedges – a specific asset or liability or firm commitment or a portfolio of similar assets or liabilities is hedged against the exposure to changes in its fair value due to changes in interest rates and/or foreign exchange rates.

•	Cash flow hedges – a specific asset or liability or forecasted transaction or a portfolio of similar assets or liabilities is hedged against the exposure to changes in its cash flows due to changes in interest rates and/or foreign exchange rates.

•	Net investment hedges – all or a portion of the foreign currency exposure of a net investment in a foreign operation is hedged against the exposure to changes in the functional currency equivalent balance due to changes in foreign exchange rates. The hedging instrument in all instances to date has been foreign currency denominated liabilities.
Portfolio hedges are used on a limited basis and are subject to strict criteria to ensure similarity of the individual hedged items. The Bank documents how it groups similar, individual items that share the same risk exposure for which they are designated as being hedged. In addition, for fair value hedges, the Bank also tests to ensure that individual items behave similarly to the overall portfolio in different interest rate scenarios.
c.	Whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy; and
The types of methods used to assess hedge effectiveness are outlined in Appendix B.
d.	How you assess hedge effectiveness and measure hedge ineffectiveness.

Hedge effectiveness testing
As part of its formal hedge documentation, the Bank documents how the hedge effectiveness assessment is performed for each of its hedging relationships. Where the long-haul method is used, hedge effectiveness testing is performed at inception and at least every fiscal quarter-end throughout the life of the hedging relationship. For cash flow hedges, retrospective testing is performed to confirm that the changes in cash flows were adequately offset, and prospective testing is performed to ensure that the changes in cash flows will continue to be adequately offset for the remaining term. For fair value hedges, retrospective testing is performed to confirm that the changes in fair value were adequately offset, and prospective testing is performed to ensure that the changes in fair value will continue to be adequately offset for the remaining term.
Monitoring of hedging relationships
In addition, all hedging relationships (i.e. long-haul, short-cut and matched terms) are reviewed at least quarterly, as specified in the documentation, to ensure that (a) the critical terms of the hedging relationship have not changed, in the case of the matched terms method; and, (b) it continues to be probable that the counterparties in the hedging relationship will perform their obligations in accordance with the requirements of the contract.
Hedge effectiveness testing methodology and requirements
Under the long-haul method, for each hedging relationship the initial and on-going hedge effectiveness testing is performed using a linear regression model. The hedge documentation details the regression methodology, including what data points will be used, the reference source for the data points and the valuation methodology of the hedged item and hedging instruments. The hedge is considered highly effective when the following three statistical testing outputs of the regression model meet the following criteria:
1.	The R2 is 0.8 or greater; and

2.	The slope coefficient is between -0.8 and -1.25; and

3.	The F-Statistic is significant when the confidence level is at least 95%.
Methodology for calculating hedge ineffectiveness for cash flow hedges
For those cash flow hedge relationships that do not meet the criteria to assume no hedge ineffectiveness exists, the Hypothetical Derivative Method outlined in FAS 133 DIG Issue G7 is used to calculate hedge ineffectiveness.
Measurement of hedge ineffectiveness
a.	Cash flow hedges

The cumulative change in the fair value of the hedging instrument is compared to the cumulative change in the fair value of the hypothetical derivative since inception of the hedge. The cumulative gain or loss on the hedging derivative is reflected in Accumulated Other Comprehensive Income (AOCI) but limited to the cumulative gain or loss on the hedged item as calculated by the cumulative change in the fair value of the hypothetical derivative. Any amount in excess of the cumulative gain or loss on the hedged item is recognized in US GAAP earnings as ineffectiveness using the dollar-offset approach.

b.	Fair value hedges

The cumulative change in the fair value of the hedging instrument is compared to the cumulative change in the fair value of the hedged item attributable to the hedged risk. The resulting amount of ineffectiveness, if any, is recognized in US GAAP earnings using the dollar offset approach.
e.	How your hedges for which you use the short-cut method of assessing effectiveness (if applicable) meet each of the requirements of paragraph 68 of SFAS 133.
The Derivative Hedge Accounting Group assesses the terms of each short-cut hedging relationship using a checklist based on the criteria specified in SFAS 133, paragraph 68. The terms of each hedging relationship are also verified to supporting documentation. The Front Office also confirms the accuracy of information in the completed checklist. All hedging relationships are reviewed at least on each fiscal quarter-end to ensure that (a) the terms of the hedging relationship have not changed; and (b) it continues to be probable that the counterparties in the hedging relationship will perform their obligations in accordance with the requirements of the contract.
4.	Please tell us if there are any reconciling items included in your condensed consolidated financial statements in connection with your hedge accounting of the interest rate and cross-currency swaps associated with your subordinated debentures. Additionally, please provide a discussion of the terms of the hedged liability, the hedging instrument, the treatment of any fees or commissions and whether the derivatives are embedded or freestanding.
The significant terms and conditions of the Bank’s subordinated debentures are described in note 12 of the annual financial statements. Issuance costs are deferred and amortized as a yield adjustment.
For US GAAP purposes, certain freestanding receive-fixed, pay-floating interest rate swaps are designated as hedges of changes in the fair value of subordinated debentures due to changes in the benchmark interest rate. As these are fair value hedges, this results in a basis adjustment to the subordinated debentures recorded in the condensed US GAAP balance sheet. All of these designated hedges of subordinated debentures are tested using the long-haul method (i.e., none follow the short-cut method). While these transactions involve normal swap spreads, there are no fees or commissions relating to these hedging derivatives and all hedging derivatives are transacted at market rates. The US GAAP reconciling items relate to (i) any ineffectiveness associated with the hedging relationship, and (ii) amortization of the basis adjustment to the subordinated debentures. Under Canadian GAAP, as noted above, such adjustments are not made – if the hedging relationship is highly effective, accrual accounting is used to account for the derivative hedging instrument; as well, no basis adjustment is made to the subordinated debentures.
5.	When responding to the derivatives comments, please consider using a tabular form or grid to explain how your usage of derivatives is consistent with the above-mentioned literature.
Where appropriate, the responses for questions 2 and 3 are in tabular form. See Appendix A and B.

e) Securities, page 130
6.	In future filings please include a tabular format or otherwise explain the aggregate amount of unrealized losses segregated by investments that have been in a continuous unrealized loss position for less than and greater than 12 months, if material. Refer to the guidance in EITF No. 03-1 paragraph 21.
The Bank has prepared its US GAAP reconciliation in Note 25 focusing on measurement differences between Canadian and US GAAP, rather than addressing both measurement and disclosure differences (i.e., the reconciliation is an Item 17 reconciliation, rather than Item 18). However, we note that three of the large Canadian banks are providing the above-noted information in the notes to their financial statements. Accordingly, we will comply with this request and will provide this information in future filings in the interest of enhanced disclosure commencing with our fiscal year-end 2006 financial statements.
Condensed Consolidated Balance Sheet, page 132
7.	Please tell us your accounting policy for determining loan classifications on your consolidated Canadian GAAP balance sheet and how you considered paragraph 28 of SFAS No. 65 when performing your reconciliation between Canadian and United States GAAP, including your policy for transferring loans from loans held for investment to loans held for sale. We note you have not separately classified any loans as held for sale on your reconciled balance sheet and there is not a reconciling item in your footnotes to reflect loans held for sale; however, elsewhere in the document you discuss your active loan securitization program. Revise your reconciliations and related disclosures as necessary. Please also revise future filings to the extent these adjustments are currently included in Note 25(c) or are material to future reporting periods.
The Bank is a full-service banking institution, active in both domestic and international markets. In Canada, the Bank provides a full range of retail, commercial, corporate, investment and wholesale banking services through its extensive network of branches and offices. In Canada, the Bank does not engage in mortgage banking enterprise activities as defined in SFAS 65. From time to time, the Bank securitizes a portion of its residential mortgages and personal loans as a cost-effective alternative to funding growth in these service lines. However, at the time the Bank advances mortgage loans or personal loans to its retail customers, the Bank does not have the intention or requirement to securitize those loans. As at October 31, 2005, there were no securitization initiatives in process and there were no loans held for sale at that date. As at October 31, 2004, $32.8 million out of $171.8 billion ($175.6 billion on a U.S. GAAP basis) in total loan assets were identified for securitization purposes; these residential mortgages were not considered significant enough for separate disclosure.
The Bank does have one foreign subsidiary with operations that are similar to those of a mortgage banking enterprise as defined in SFAS 65; however, for fiscal 2005, the mortgage sales volume of this subsidiary aggregated $30 million for the entire year (fiscal 2004 – nil, as the entity was acquired in May 2005). When compared to the Bank’s total loan assets of $191.0 billion as at October 31, 2005 ($191.7 billion on a U.S. GAAP basis), the mortgage banking enterprise activities of this foreign subsidiary were considered to be de minimus.

The Bank will continue to monitor its securitization activities and the significance of the operations of the foreign subsidiary referred to above. Should the amount of loans held for sale at a particular balance sheet date no longer remain de minimus, the US GAAP reconciliation and related disclosures will address the accounting requirements of SFAS No. 65 and other related US GAAP literature.
8.	Please tell us if there is a reconciling item with respect to pre-acquisition income tax loss carryforward that was not included in the purchase price equation at the date of acquisition as described in Note 8-Goodwill and Other Intangible Assets, footnote (1) on page 107. In your response, please discuss how you considered the guidance in paragraph 38 of SFAS No. 141 and paragraph 30 of SFAS 109 and discuss the impact on your consolidated financial statement reconciliation. Revise your reconciliation and related disclosures as necessary.
We do not believe that there are any reconciling differences between U.S. and Canadian GAAP with respect to the accounting treatment and disclosure requirements for income tax loss carryforwards arising in a business combination. The pre-acquisition income tax loss carryforward referred to in Note 8 to the 2005 consolidated financial statements had a valuation allowance established against it at the date of the acquisition; the subsequent recognition of that income tax loss carryforward was reflected first to decrease goodwill and then to reduce intangible assets associated with the acquisition. Please see below for excerpts from Canadian GAAP, which are consistent with the corresponding guidance under U.S. GAAP for the treatment of tax loss carry forwards.
•	Canadian GAAP guidance for income tax loss carryforwards arising in a business combination is found in paragraph .45 to .48 of the CICA Handbook (HB) Section 1581 on “Business Combinations”.

Paragraph .45 of CICA HB Section 1581 states that “neither goodwill nor future income tax assets and liabilities previously recognized by an acquired enterprise are recognized in the consolidated statements of the acquirer.” Furthermore, paragraph .47 indicates that “the tax effects of differences between the assigned values of the identifiable assets and liabilities acquired and their tax bases [should] be recognized as future income tax assets and liabilities and included in the allocation cost of the purchase.”

This guidance is consistent with U.S. GAAP guidance found in paragraph 38 of SFAS 141, “Business Combinations.”

•	Canadian GAAP guidance on Income Taxes (paragraph .48 of CICA HB Section 3465) is also consistent with U.S. GAAP guidance found in paragraph 30 of SFAS 109, “Accounting for Income Taxes.”

Paragraph .48 of CICA HB Section 3465 states that “When a future income tax asset acquired in a business combination that was not recognized as an identifiable asset by the acquirer at the date of the acquisition is subsequently recognized by the acquirer, the benefit should be applied:
a)	first to reduce to zero any unamortized goodwill related to the acquisition;

b)	then to reduce to zero any unamortized intangible assets related to the acquisition;

c)	then to reduce income tax expense.”

This guidance is similar to paragraph 30 of SFAS 109, “Accounting for Income taxes” which indicates that a deferred tax liability or asset shall be recognized for differences between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. If a valuation allowance is recognized for the deferred tax asset for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at the acquisition date, the tax benefits for those items that are first recognized in financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense.
*****************************
The Bank acknowledges that:
•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require further information, please contact the undersigned, or Sean McGuckin, Senior Vice-President and Chief Accountant at 416-866-4862 or Ian Tuttell, Vice-President, Finance at 416-866-4471.
Yours truly,

/s/ Luc A. Vanneste
Luc A. Vanneste
Executive Vice-President and Chief Financial Officer

Appendix A – Derivative Instruments and hedging activities

			Amounts(C$
	Primary US GAAP		millions)
Type of adjustment	Guidance	Reason for the adjustment	2005	2004	2003
Adjustments relating to freestanding hedging instruments not designated or eligible as hedges under US GAAP.	SFAS 133, Para. 1, 3 – 11, 17 – 18 (as amended by SFAS 137, SFAS 138 and SFAS 149 and clarified in the Appendices and relevant DIGs)	▪ This adjustment relates to freestanding hedging instruments that were not formally designated and documented or eligible to be accounted for as hedges in the manner required by FAS 133, but were designated and accounted for as hedges under Canadian GAAP.	(10)	84	225

Adjustments relating to hedging relationships designated and effective under both Canadian and US GAAP	SFAS 133, Para. 1 – 11, 17 – 42, 44 – 47 (as amended by SFAS 137, SFAS 138 and SFAS 149 and clarified in the Appendices and relevant DIGs)
▪     This adjustment relates to fair value and cash flow hedging relationships that were formally designated and effective/ qualified for hedge accounting under both Canadian and US GAAP.
▪     Under Canadian GAAP, hedging instruments and hedged items follow accrual accounting with no immediate income statement recognition of hedge ineffectiveness. For US GAAP purposes, any ineffectiveness arising from hedging relationships is immediately recognized in income
▪     The 2004 amount was nil, as it was comprised of current period hedge ineffectiveness offset by amortization of basis adjustments made to the hedged item.
			16	0	10

Adjustments related to embedded derivatives	SFAS 133, Para. 1, 3 – 16, 51 (as amended by SFAS 137, SFAS 138 and SFAS 149 and clarified in the Appendices and relevant DIGs)	▪ This adjustment relates to derivatives that are embedded in host contracts, which are not clearly and closely related to the host contract. ▪ Under Canadian GAAP, embedded derivatives are prohibited from being bifurcated from the host contract and accounted for at fair value except for the limited circumstances described in AcG-17.(i.e., those that are embedded in equity-linked products).	(9)	(9)	18
		▪ Under US GAAP, the Bank bifurcates and fair values through income those embedded derivatives that are not clearly and closely related to the host contract.
		▪ In addition, under US GAAP, the related discount or premium on the host contract is amortized into income over the remaining life of the host contract.

			Amounts(C$
	Primary US GAAP		millions)
Type of adjustment	Guidance	Reason for the adjustment	2005	2004	2003
Adjustments relating to EITF 02–03	EITF 02–03	▪ This adjustment relates to derivatives for which the Bank has already recognized the inception gain/loss as permitted under Canadian GAAP. Under US GAAP, the Bank defers inception gains/losses on derivative contracts that cannot be sufficiently supported by observable market data in the manner required by EITF 02-03. These deferred amounts are recognized in US GAAP income once sufficient observable market data is available.	2	(15)	(5)

Derivative instruments and hedging activities (as disclosed in note 25d)		Total of above items	(1)	60	248

Unrealized gains (losses) on securities carried at fair value (as disclosed in note 25d)	FAS 133, Para. 16	▪ This adjustment relates to securities that are measured at fair value with gains and losses recognized in earnings because the embedded derivatives within these securities cannot be reliably measured.	(7)	55	7
		▪ Under Canadian GAAP, the securities are classified as investment securities and are recorded at cost on the balance sheet. The particular embedded derivatives are not fair valued.

Appendix B

Methods employed to
assess hedge
Hedging instruments	Hedged items	Type of hedge	Risks being hedged	effectiveness
Single currency swaps	▪ Available-for-sale securities,(e.g. bonds) ▪ Loans ▪ Deposit note liabilities ▪ Subordinated debentures	▪ Fair value hedges ▪ Cash flow hedges	▪ Interest rate risk	▪ Long-haul testing ▪ Short-cut testing

Cross currency swaps	▪ Available-for-sale securities, (e.g. foreign-currency bonds) ▪ Foreign-currency loans ▪ Foreign -currency deposit note liabilities	▪ Fair value hedges ▪ Cash flow hedges	▪ Interest rate risk ▪ Foreign-currency (FX) risk	▪ Long-haul testing ▪ Matched terms testing (DIG issue G9)

FX forwards	▪ Foreign-currency available-for-sale securities, (e.g. bonds) ▪ Forecasted USD revenues* ▪ Foreign -currency deposit note liabilities	▪ Cash flow hedges	▪ FX risk	▪ Long-haul testing ▪ Matched terms testing (critical terms match)

Interest rate futures	▪ Available-for-sale securities, (e.g. fixed-rate bonds)	▪ Fair value hedges	▪ Interest rate risk	▪ Long-haul testing

Foreign currency liabilities	▪ Net investments in foreign operations	▪ Net investment hedges	▪ FX risk	▪ Matched terms testing (critical terms match)

Net purchased options	▪ Available-for-sale securities, (e.g. bonds)	▪ Fair value hedges	▪ Risk of changes in the overall fair value	▪ Long-haul testing

Total return swaps	▪ Loans	▪ Fair value hedges	▪ Risk of changes in the overall fair value	▪ Long-haul testing

*	Functional currency for the Bank (i.e., parent company) is Canadian dollars.